UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.	Investment Company				Date examination completed:
	814-00193				June 30, 2011
2	State Identification Number:
	AL	AK	AZ	AR	CA	CO
	CT	DE	DC	FL	GA	HI
	ID	IL	IN	IA	KS	KY
	LA	ME	MD	MA	MI	MN
	MS	MO	MT	NE	NV	NH
	NJ	NM	NY	NC	ND	OH
	OK	OR	PA	RI	SC	SD
	TN	TX	UT	VT	VA	WA
	WV	WI	WY	Puerto Rico
Other (specify):
3.	Exact name of investment company as specified in registration statement:
Ameritrans Capital Corporation
4.	Address of principal executive office:(number, street, city, state, zip code)
50 Jericho Quadrangle, Suite 109, Jericho, NY 11753

INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

November 7, 2011

Rosen Seymour Shapss Martin & Company LLP
757 Third Avenue
New York, New York 10017

To Whom It May Concern:

We, as members of management of Ameritrans Capital Corporation (the “Company”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, "Custody of Investments by Registered Management Investment Company," of the Investment Company Act of 1940.  We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2011, and for the period from March 31, 2011 through June 30, 2011.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011, and for the period from March 31, 2011 through June 30, 2011, with respect to securities and similar investments reflected in the investment account of the Company.

Ameritrans Capital Corporation		Ameritrans Capital Corporation

By:	/s/ Michael Feinsod	By:	/s/ Richard L. Feinstein
	Michael Feinsod, President, CEO		Richard L. Feinstein,
Chief Financial Officer

[Rosen Seymour Shapss Martin & Company LLP Letterhead]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Ameritrans Capital Corporation and Subsidiaries:

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Ameritrans Capital Corporation and Subsidiaries (the “Company”) complied  with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of June 30, 2011.  Management is responsible for the Company’s compliance with those requirements.  Our responsibility is to express an opinion on management’s assertion about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.  Included among our procedures were the following tests performed as of June 30, 2011, and with respect to agreement of security and similar investments purchases and sales, for the period March 31, 2011 (the date of our last examination) through June 30, 2011:

●	Count and inspection of all securities and similar investments located in the vaults of Citibank N.A. and Capital One Bank N.A. in New York;
●	Confirmation of all securities and similar investments held in book entry form by Israel Discount Bank of New York (the “Custodian”);
●	Reconciliation of all such securities and investments to the books and records of the Company and the Custodian; and
●	Agreement of zero security purchase and 1 security sales, payoffs or maturities during the period from March 31, 2011 to June 30, 2011 from the books and records of the Company to related agreements.

We believe that our examination provides a reasonable basis for our opinion.  Our examination does not provide a legal determination of the Company’s compliance with specified requirements.

In our opinion, management’s assertion that Ameritrans Capital Corporation and Subsidiaries was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of June 30, 2011, with respect to securities and similar investments reflected in the investment accounts of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Ameritrans Capital Corporation and Subsidiaries and the Securities and Exchange Commission and is not intended and should not be used by anyone other than these specified parties.

/s/ Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
New York, New York
November 7, 2011